

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (610/371-7960)

April 18, 2011

Qingtao Xing
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

> **Re:** **Shiner International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 1, 2011**
> **File No. 333-172455**

Dear Mr. Xing:

We have reviewed your registration statement and response letter dated March 31, 2011 and have the following comments.

<u>Amendment No. 1 to Form S-1</u>

Cover Page of the Prospectus

1. Please remove the last sentence of the first paragraph.

Interest of Named Experts, page 13

2. Please revise the second paragraph to state the correct periods audited by your independent registered public accountants.

Incorporation of Documents by Reference, page 13

3. Please revise the second bullet to read "Our Annual Report on Form 10-K."

Selling Stockholders, page 33

4. We note your response to comment 19 of our letter dated March 23, 2011. Please revise footnote 9 of the Selling Stockholders table to disclose the natural person or persons having sole or shared voting and investment control over the securities held by Lake Street Fund, LP. For further guidance, please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website. Further, because First Wilshire is a broker-dealer and has sole voting and dispositive

power with respect to the shares held by Lake Street Fund, LP, please name First
Wilshire as an underwriter in this offering.

Item 17. Undertakings, page II-4

5. We note your response to comment 22 of our letter dated March 23, 2011. Please revise
    to include only those undertakings applicable to your offering as required by Item 512 of
    Regulation S-K. Specifically:

    • Remove current paragraphs (4) including sections (i) – (iv) which begins "That, for
      the purpose of determining liability. . . ", and (5) since these are generally not used
      for resale registration statements; and

    • Add language pursuant to Item 512(a)(5)(ii).

Legal Opinion, Exhibit 5.1

6. We note that the legal opinion refers to the amended and restated articles of incorporation
    as set forth in Exhibit 3.1. Please have counsel revise its opinion to refer to the amended
    and restated articles of incorporation as set forth in Exhibit 3.3. Please refer to your
    March 31, 2011 response to comment 21 of our letter dated March 23, 2011.

7. Please revise the opinion to reflect that the shares being offered for resale *have been*
    legally issued.

<p style="text-align:center">Form 10-K for the Fiscal Year Ended December 31, 2010</p>

General

8. Please be advised that you must either file your definitive proxy statement or amend your
    Form 10-K for the fiscal year ended December 31, 2010 to include Part III information
    and clear any outstanding Staff comments on your Form 10-K and proxy statement
    before you may request to accelerate the effectiveness of your registration statement. See
    Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations
    which is available on our website and may be found at
    http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

9. We note that you conduct substantially all of your operations outside of the United States.
    In addition, your risk factor on page 27 states that "most of our middle and top
    management staff are not educated and trained in the Western system, and we may have
    difficulty hiring new employees in the PRC with experience and expertise relating to U.S.
    GAAP and U.S. public-company reporting requirements." In order to enhance our
    understanding of how you prepare your financial statements and assess your internal

control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

In connection with your process to determine that your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Please clarify how you maintain your books and records and prepare your financial statements.

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Please tell us if you have an audit committee financial expert. If so, please describe the qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Competition, page 11

10. We note disclosure in the second paragraph that "a certain level of annual sales is guaranteed to us from the government of China." In future filings, please quantify this amount and discuss these arrangements in greater detail.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 37

11. We note that the increase in revenue was primarily caused by an increase in domestic product volume and an improvement in sales prices. Please expand your discussion to quantify the impact that changes in volume and selling price had on your sales from period-to-period.

12. Please expand your disclosure to address the main cost drivers affecting your cost of goods sold, how these costs have impacted your gross profit for the periods presented, and management's expectation of how these costs will impact future results. Your disclosure should quantify the fluctuations in the price of petroleum costs and other significant raw materials and the extent to which your gross profit has been impacted by changes in the price of these raw materials during the periods presented.

13. Please revise your MD&A to provide a discussion of the income statement line items that comprise each of your segments' measure of profit or loss, and quantify and explain any material fluctuations from period-to-period. We previously issued this comment in our letter dated July 10, 2009. Refer to sections 501.06.a and 501.12 of the Codification of Financial Reporting Policies.

Liquidity and Capital Resources, page 39

Cash Flows, page 39

14. On page 33 you discuss the building of a new tobacco film production line to be completed in the second quarter of 2011. Please revise your liquidity disclosure to discuss how much this production line was estimated to cost, how much you expended in 2010, and how much remains to be expended in 2011 and beyond. In addition, please tell us where amounts spent on this project have been classified on your statements of cash flows for the periods presented. Also, please tell us the relationship between this production line and the new manufacturing workshop disclosed under Construction-in-Progress and Government Grants on page F-9, if any.

Assets, page 39

15. Please tell us how much of your accounts receivable balance was collected by you subsequent to December 31, 2010.

Item 15. Exhibits, Financial Statement Schedules, page 46

General

16. You indicate in the risk factor on page 31 that "the ability of our Chinese operating subsidiaries to pay dividends may be restricted due to foreign exchange control and other regulations of China." Given these restrictions, please demonstrate to us how you determined that condensed financial statements of your holding company are not required under Rule 12-04 of Regulation S-X. Additionally, to the extent applicable, please provide the disclosures required by Rule 4-08(e) of Regulation S-X.

Consolidated Balance Sheet, page F-2

17. Please tell us where you have classified the advance for the purchase of equipment on your statement of cash flows.

Consolidated Statements of Cash Flows, page F-5

18. Please revise your statements of cash flows to present the repayment and proceeds from short-term loans at either their gross amounts, or net of each other, for the periods presented, on a consistent basis.

Note 1 – Organization and Basis of Presentation, page F-6
Organization and Line of Business, page F-6

19. Please tell us and revise your disclosure to state how you accounted for the acquisition of the assets of Shiny-day and Modern by Shiner Industrial in 2009 and how the liabilities of each of these entities were treated in these transactions.

Noncontrolling Interest, page F-6

20. We note that on September 20, 2010 you commenced operations of Shanghai Juneng Functional Film Company, Ltd. with Shanghai Shifu Film Material Co., Ltd. holding a 30% noncontrolling interest in this entity. Since Shanghai Juneng is a 70%-owned subsidiary of your company, this entity would not be characterized as a joint venture, as defined in FASB ASC 323-10-20. In this regard, please revise your references to Shanghai Juneng, throughout your registration statement on Form S-1 and in your Form 10-K for the fiscal year ended December 31, 2010, to state that the recently created entity is a majority-owned subsidiary of the company that is consolidated, rather than a joint venture. Alternatively, please advise us if our understanding is not correct.

Note 2 – Summary of Significant Accounting Policies, page F-7
Basic and Diluted Earnings Per Share, page F-11

21. Please revise your note to provide the disclosure required by FASB ASC 260-10-50-1(c).

Note 6 – Stockholders' Equity, page F-14
Common Stock, page F-14

22. Please revise your note to disclose the material terms of the warrants issued in December 2010 and how you have accounted for these warrants in your financial statements.

Note 7 – Stock Options and Warrants, page F-15

23. Your table indicates that 60,000 options were outstanding at December 31, 2010. However, on page F-11, in your accounting policy on stock-based compensation, you state that 30,000 options were outstanding at the same date. Please revise or advise.

Note 8 – Income Taxes, page F-17

24. Please explain to us how you have complied with the disclosure provisions required by FASB ASC 740-10-50.

Note 13 – Segment Information, page F-19

25. Please tell us what information and/or reports your CODM uses to evaluate performance and allocate resources for the company. Additionally, please demonstrate to us how you determined that the BOPP tobacco films, coated films and color printing products, which have been aggregated into a single segment, are similar. See FASB ASC 280-10-50 for guidance.

26. Please revise your document to also disclose revenue by product as provided in FASB ASC 280-10-50-40.

Exhibits 31 and 32

27. We remind you that an amendment to your Form 10-K must include currently dated certifications that refer to the amended form. In addition, please revise the name and title listed on Exhibits 31.2 and 32.2 to correctly state the printed name and title of your Acting Chief Financial Officer.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jacquelyn A. Hart, Esq. (*Via Facsimile 610/371-7960*)
         Stevens & Lee, P.C.
         111 N. Sixth Street
         Reading, PA 19603